UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
180 Connect Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
682343108

(CUSIP Number of Class of Securities)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
April 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	682343108	SCHEDULE 13D	Page	2	of	8

1	NAME OF REPORTING PERSON: Magnetar Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,034,295

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,034,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,034,295

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.4%[1]

14	TYPE OF REPORTING PERSON

	IA; OO
1   Based on 23,708,792 Shares issued and outstanding as of April 18, 2008, as disclosed in the Merger Agreement (as defined below) that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Commission on April 21, 2008.

CUSIP No.	682343108	SCHEDULE 13D	Page	3	of	8

1	NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,300,688

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,300,688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,300,688

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.4%[2]

14	TYPE OF REPORTING PERSON

	HC; OO
2    Based on 23,708,792 Shares issued and outstanding as of April 18, 2008, as disclosed in the Merger Agreement that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Commission on April 21, 2008 plus 266,393 Shares issuable upon exercise of a warrant held by Magnetar Capital Master Fund, Ltd.

CUSIP No.	682343108	SCHEDULE 13D	Page	4	of	8

1	NAME OF REPORTING PERSON: Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,300,688

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,300,688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,300,688

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.4%[3]

14	TYPE OF REPORTING PERSON

	HC; OO
3    Based on 23,708,792 Shares issued and outstanding as of April 18, 2008, as disclosed in the Merger Agreement that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Commission on April 21, 2008 plus 266,393 Shares issuable upon exercise of a warrant held by Magnetar Capital Master Fund, Ltd.

CUSIP No.	682343108	SCHEDULE 13D	Page	5	of	8

1	NAME OF REPORTING PERSON: Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,300,688

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,300,688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,300,688

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.4%[4]

14	TYPE OF REPORTING PERSON

	HC; IN
4    Based on 23,708,792 Shares issued and outstanding as of April 18, 2008, as disclosed in the Merger Agreement that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Commission on April 21, 2008 plus 266,393 Shares issuable upon exercise of a warrant held by Magnetar Capital Master Fund, Ltd.

SCHEDULE 13D
     This Amendment No. 3 relates to the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the Securities and Exchange Commission (the “Commission”) on September 5, 2007, as amended by Amendment No. 1 thereto as filed with the Commission on November 16, 2007, and as further amended by Amendment No. 2 thereto as filed with the Commission on March 10, 2008 (collectively, the “Schedule 13D”). As reported in Amendment No. 1, Magnetar Financial previously ceased to be a Reporting Person. Pursuant to this Amendment No. 3, Magnetar Investment Management ceases to be a Reporting Person.
     All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information:
     Schedule A to this Amendment No. 3 to the Schedule 13D reflects all transactions in the securities of the Company since the filing of Amendment No. 2 to the Schedule 13D through April 21, 2008. All funds used to purchase the securities of the Company set forth on Schedule A attached hereto on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds for the purchases reflected on Schedule A attached hereto was approximately $11,500. These amounts are in addition to the amounts previously reported.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended to add the following information:
     (a) (i) Magnetar Financial may be deemed to beneficially own 266,393 Shares issuable upon exercise of the Warrant held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 1.1% of the Shares, based on (i) 23,708,792 Shares issued and outstanding as of April 18, 2008, as disclosed in that certain Agreement and Plan of Merger, dated as of April 18, 2008, by and among DirecTV Enterprises, LLC, DTV HSP Merger Sub, Inc. and the Company (the “Merger Agreement”) that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Commission on April 21, 2008 plus (ii) 266,393 Shares issuable upon exercise of the Warrant.
          (ii) Magnetar Investment Management may be deemed to beneficially own 1,034,295 Shares. This amount consists of: (A) 947,291 Shares held for the account of the Managed Accounts, (B) 3,545 Shares held for the account of Magnetar SGR Fund, Ltd. (“SGR Fund 1”) and (C) 83,459 Shares held for the account of Magnetar SGR Fund, LP (“SGR Fund 2”), and all such Shares in the aggregate represent beneficial ownership of approximately 4.4%

of the Shares, based on 23,708,792 Shares issued and outstanding as of April 18, 2008, as disclosed in the Merger Agreement that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Commission on April 21, 2008.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 1,300,688 Shares. This amount consists of: (A) 266,393 Shares issuable upon exercise of the Warrant held for the account of Magnetar Capital Master Fund, (B) 947,291 Shares held for the account of the Managed Accounts, (C) 3,545 Shares held for the account of SGR Fund 1 and (D) 83,459 Shares held for the account of SGR Fund 2, and all such Shares in the aggregate represent beneficial ownership of approximately 5.4% of the Shares, based on (i) 23,708,792 Shares issued and outstanding as of April 18, 2008, as disclosed in the Merger Agreement that was filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Commission on April 21, 2008 plus (ii) 266,393 Shares issuable upon exercise of the Warrant.
     (b) (i) Magnetar Financial may be deemed to share the power to vote and direct the disposition of the 266,393 Shares issuable upon exercise of the Warrant held for the account of Magnetar Capital Master Fund.
          (ii) Magnetar Investment Management may be deemed to share the power to vote and direct the disposition of the (A) 947,291 Shares held for the account of the Managed Accounts, (B) 3,545 Shares held for the account of SGR Fund 1 and (C) 83,459 Shares held for the account of SGR Fund 2.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 1,300,688 Shares.
     (c) Schedule A annexed hereto lists all transactions in the Company’s securities since the filing of Amendment No. 2 to the Schedule 13D through April 21, 2008.
     (e) Magnetar Investment Management ceased to be the beneficial owner of more than 5% of the Shares on April 18, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 22, 2008

MAGNETAR INVESTMENT MANAGEMENT, LLC
By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D through April 21, 2008.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the accounts of SGR Fund 1, SGR Fund 2 and the Managed Accounts

	Number of Shares			Aggregate
Date	Purchased (Sold)	Price Per Share($)		Price($)(1)

03/25/2008	(13,000)	$1.16		$15,080
04/18/2008	(987,869)	$1.6733	(2)	$1,653,001.20

(1)	Excludes commissions and other execution-related costs.

(2)	Represents a weighted average sale price per share.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the account of the Managed Accounts

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

03/20/2008	(7,700)	$1.10	$8,470
03/24/2008	(2,300)	$1.10	$2,530
03/25/2008	10,000	$1.15	$11,500
04/21/2008	(140,301)	$1.69	$237,108.69

(1)	Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Financial for the account of Magnetar Capital Master Fund

	Number of Shares			Aggregate
Date	Purchased (Sold)	Price Per Share($)		Price($)(1)

04/18/2008	(12,131)	$1.6765	(2)	$20,337.62

(1)	Excludes commissions and other execution-related costs.

(2)	Represents a weighted average sale price per share.